UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

This report on Form 6-K, including the interim condensed consolidated financial statements for the three months ended March 31, 2025 and management’s discussion and analysis for the three months ended March 31, 2025, shall be deemed to be incorporated by reference as exhibits to the Registration Statements of Bitfarms Ltd. on Form F-10 (File No. 333-272989) and Form S-8 (File No. 333-278868 and File No. 333-285894) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2025
99.2	Management’s Discussion & Analysis for the three months ended March 31, 2025
99.3	CEO Certification of Interim Filings - Interim Certificate dated May 14, 2025
99.4	CFO Certification of Interim Filings - Interim Certificate dated May 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: May 14, 2025

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